UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36814

ENTELLUS MEDICAL, INC.

(Exact name of registrant as specified in its charter)

3600 Holly Lane North, Suite 40

Plymouth, Minnesota 55447

763-463-1595

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share; Preferred Stock, $0.001 par value per share; Debt Securities; Depositary Shares; Warrants; Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.001 par value per share: 1

Other Securities: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Entellus Medical, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 12, 2018	By:	/s/ Spencer Stiles
	Name:	Spencer Stiles
	Title:	President